March 10, 2020

Via EDGAR

Office of Trade & Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stephen Kim and Theresa Brillant

Re: Stitch Fix, Inc.
        Form 10-K for the Fiscal Year Ended August 3, 2019
        Filed October 2, 2019
        File No. 001-38291

Dear Mr. Kim and Ms. Brillant:

Stitch Fix, Inc. (the “Company”) respectfully submits the following response to a letter dated February 25, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 3, 2019, filed with the Commission on October 2, 2019.

For convenience, the Staff’s comment is repeated below, followed by the Company’s response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.We note in your earnings calls that you discuss net revenue per client, success rates of items sent in the first fix during a given period compared to the prior period, and inventory turnover. If these metrics are used by management to manage the business, and promote an understanding of the company’s operating performance, they should be identified as key performance indicators and discussed pursuant to Instruction 1 of paragraph 303(a) or Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.

In response to the Staff’s comment, the Company has undertaken a detailed review of the operating metrics that it tracks internally and has disclosed in its shareholder letters and earnings calls to determine whether they should be identified as key performance indicators, as further discussed below. In addition, as the Company’s business continues to evolve, management will continue to evaluate different operating metrics to determine whether such metrics would promote an understanding of the Company's operating performance and should be identified as key performance indicators. As such, the Company may change the key performance metrics it discloses in future periodic filings.

Net Revenue Per Active Client

In response to the Staff’s comment, the Company evaluated its disclosures of net revenue per active client and included this metric in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) in the Company’s Quarterly Report on Form 10-Q for the period ended February 1, 2020, filed on March 10, 2020 (the “Q2FY20 10-Q”). The Company intends to continue to disclose net revenue per active client in its MD&A in future periods.

Net revenue per active client is defined as net revenue over the preceding four fiscal quarters divided by the number of active clients, measured as of the last day of the period. An active client is defined as a client who checked out a Fix or was shipped an item using the Company’s direct-buy functionality in the preceding 52 weeks, measured as of the last day of that period. Beginning with the Q2FY20 10-Q, the Company will provide in tabular format in its quarterly and annual reports net revenue per active client, as well as active clients, as of the end of each of the five quarters leading up to and including the most recent quarter included such report. For the Staff’s convenience, the disclosure included in the Q2FY20 10-Q is shown below.
Operating Metrics

	February 1, 2020	November 2, 2019	August 3, 2019	April 27, 2019	January 26, 2019
Active clients (in thousands)	3,465	3,416	3,236	3,133	2,961
Net revenue per active client(1)	$501	$485	$488	$467	$463

(1) Fiscal year 2019 was a 53-week year, with the extra week occurring in the quarter ended August 3, 2019. Net revenue per active client calculations including the fourth quarter of fiscal year 2019 include 53 weeks of revenue.
The Company believes that this quarterly information will be helpful to investors to identify trends in both net revenue per active client and active client count (which the Company currently already discloses as a key performance indicator).

The Company believes that, as its business continues to evolve, management may use different metrics to track operating performance and manage the business. For example, in its most recent proxy statement filed on November 7, 2019, the Company disclosed that the Compensation Committee of its Board of Directors elected to change the performance metrics used to determine annual executive bonus payments from net revenue per active client to active clients, reflecting the Company’s focus on client acquisition to continue growing its business. Similarly, the Company may change the key performance metrics it discloses in future periodic filings as its business evolves.

Success Rates

The Company has reviewed its disclosure of success rates of items sent in the first Fix during a given period compared to the prior period (“first Fix success rate”). In the past, the Company has disclosed anecdotal information regarding first Fix success rates as well as other anecdotal item-level success rates in order to help investors better understand the nature of the Company’s business model and its targeted approach to specific clients. For example, the Company has shared:

•the impact of client feedback on success rates in products for XXL men;
•how inventory assortment affected success rates for clients over age 50; and
•the change in success rates across successive Fixes as well as between cohorts.

While these anecdotal disclosures can be helpful to investors in better understanding the Company’s business and challenges, management does not review or use these metrics consistently over time to manage the business. The Company’s intent in disclosing these examples was to demonstrate its ability to target and impact specific types of clients (for example, better performance in men’s XXL products). However, these examples do not provide a meaningful picture of the Company’s overall performance or key trends in its business over time.

Additionally, because item success rates vary based on the number of Fixes a client has previously received, type of client, and category of product, among other things, and may be impacted by the Company’s recently launched direct buy offering, the Company does not believe the first Fix success rate or another success rate metric would promote better understanding or facilitate evaluation of the Company’s results of operations in a particular period.

The Company also notes that it has not included any success rate metrics in its most recent earnings release and shareholder letter, furnished as Exhibits 99.1 and 99.2, respectively, to the Company’s Current Report on Form 8-K filed on March 9, 2020 (the “Q2 Earnings Materials”).

Inventory Turnover

The Company has also evaluated its disclosure of inventory turnover. While management believes the Company’s inventory turnover rate is higher than many other companies in the industry and therefore contributes to investors’ general knowledge about the Company’s business model, management does not rely on the inventory turnover rate to manage the business consistently over time. Moreover, the Company does not believe that period-to-period changes in the inventory turnover rate contribute materially to an understanding of the Company’s operating performance or are key indicators of future quarterly performance. The Company notes that it has not included inventory turnover in the Q2 Earnings Materials.

Other Potential Key Performance Indicators

Further, the Company reviewed several other metrics, including those referenced in prior shareholder letters or earnings calls as well as other information tracked internally. The Company believes the metrics it reviewed are not key indicators of the business, would not be comparable across relevant periods due to changes in the Company’s product offerings and business, and/or may be confusing to investors, and management does not rely on these metrics to manage the business. While the Company will continue to evaluate whether other metrics may be helpful annual or quarterly performance indicators, at this time it does not believe there are additional key performance indicators or metrics that would add materially to investors’ understanding of the Company’s business performance or operating results.

* * *

Please contact me at (415) 882-7765 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Scott Darling

Scott Darling
Chief Legal Officer and Corporate Secretary

cc: Katrina Lake, Founder and Chief Executive Officer
        Michael Smith, President, Chief Operating Officer, and Interim Chief Financial Officer
        Steve Wereb, VP, Controller
        Dave Peinsipp, Cooley LLP